VOTING INSTRUCTIONS TO LASALLE NATIONAL BANK,
TRUSTEE UNDER THE OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEE SAVINGS & STOCK OWNERSHIP PLAN


Dear Old Republic International Corporation ESSOP participant:

Enclosed with these voting instructions are Old Republic International Corporation's Annual Report to Shareholders for 1996 and the Proxy Statement for the 1997 Meeting of Shareholders. Please read both documents before deciding how to vote.

Management and the Board of Directors have recommended a vote FOR the Class 1 nominees for the Board of Directors named in the Proxy Statement and AGAINST the shareholder proposal concerning the eligibility of directors to be nominated or renominated for election after attaining age 70. To vote on these matters, you need only sign and date the enclosed voting instructions and return them to First Chicago Trust Company in the return envelope provided.

As of the record date of the Annual Meeting, 231,292 shares of Old Republic International Corporation Common Stock and 32,575,883 shares of Old Republic International Corporation Series D Preferred Stock are held in the ESSOP Trust, each of which is entitled to one (1) vote. Of these shares, 204,491 shares of Common and 26,844,209 shares of Series D Preferred Stock have been allocated to participants' accounts. Shares which have not yet been allocated to participants' accounts are unallocated shares. The ESSOP plan document provides that the Old Republic International Corporation ESSOP Administration Committee will direct the Trustee on how to vote the unallocated shares and the allocated shares for which no participant instructions are received.

Participants who give timely voting instructions determine how the allocated shares will be voted. On the other hand, participants who do not give timely voting instructions will have their shares treated as unallocated shares for voting purposes. If First Chicago Trust Company does not receive your signed voting instructions by May 16, 1997, the Old Republic International Corporation ESSOP Administration Committee will effectively exercise the voting rights which the ESSOP makes available to you. LaSalle encourages all ESSOP participants to exercise their right to vote their allocated ESSOP shares by returning their voting instructions promptly. Your voting instructions are confidential and your employer will not know how you vote or whether you vote at all.

To be effective, these voting instructions must be signed and mailed to First Chicago Trust Company in the accompanying return envelope in time to be received by the close of business on May 16, 1997.

                          Sincerely,



                          LASALLE NATIONAL BANK,
                          Trustee of the Old Republic International Corporation Employee Savings & Stock Ownership Plan